Exhibit 99.1

Annual General and Special Meeting of Shareholders

of Sierra Metals Inc. (the “Corporation”)

held on June 30, 2020

Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102

and Section 461 of the TSX Company Manual

Matter Voted Upon	Outcome of Vote	Common Shares Voted (including proxy vote)
		For	Against	Withheld
1. To elect the following directors for the ensuing year:
J. Alberto Arias Steven G. Dean Douglas F. Cater Ricardo Arrarte Luis Marchese Dionisio Romero Jose Vizquerra Benavides Koko Yamamoto	Approved Approved Approved Approved Approved Approved Approved Approved	86,380,332 (79.12%) 93,809,131 (85.92%) 95,000,604 (87.01%) 107,061,067 (98.06%) 107,076,367 (98.07%) 95,000,604 (87.01%) 109,174,693 (99.99%) 101,746,394 (93.19%)	n/a n/a n/a n/a n/a n/a n/a n/a	22,802,828 (20.88%) 15,374,029 (14.08%) 14,182,556 (12.99%) 2,122,093 (1.94%) 2,106,793 (1.93%) 14,182,556 (12.99%) 8,467 (0.01%) 7,436,766 (6.81%)
2. To reappoint PricewaterhouseCoopers, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration	Approved	123,684,496 (99.94%)	n/a	68,201 (0.06%)
3. To approve all unallocated options with respect to treasury issuances under the Corporation’s existing Stock Option Plan	Approved	92,873,711 (85.06%)	16,309,449 (14.94%)	n/a
4. To approve all unallocated restricted share units with respect to treasury issuances under the Corporation’s existing Restricted Share Unit Plan	Approved	107,049,800 (98.05%)	2,133,360 (1.95%)	n/a